

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, IL 60614

> **Re: CMG Holdings Group, Inc.**
> **Registration Statement on Form 10**
> **Filed on May 7, 2020**
> **File No. 000-51770**

Dear Mr. Laken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed on May 7, 2020

The Company's shares of common stock are traded from time to time on the OTC Pink Sheet Market, page 7

1. We note your disclosure that you have become "fully-reporting" and will consider an application for listing on a "higher exchange." It is unclear what this disclosure means. Specifically, if you mean that upon the effectiveness of this registration statement you expect to become a public company with reporting obligations under Section 13(a) of the Exchange Act, please revise to clarify. In addition, please disclose, if known, the "higher exchange" where you will apply to list your common stock and when you expect to submit your application.

Glenn Laken
CMG Holdings Group, Inc.
May 21, 2020
Page 2

<u>Item 15. Financial Statements and Exhibits, page 27</u>

2. We note that your exhibit index indicates that your charter documents were filed as exhibits to your registration statement on Form SB-2 filed on March 5, 2003. However, your Form 10-K filed on November 1, 2016 indicates that your charter documents are filed as exhibits to the Form 10-KSB filed on February 1, 2006 and the Form 8-K filed on February 1, 2006. Please revise your disclosure to reconcile.

<u>General</u>

3. Please update your financial statements as required under Rule 8-08 of Regulation S-X.

4. We note the investor summary materials filed as exhibit 99.1 to the Form 8-K filed on February 20, 2020. In the materials, you state that you are beginning a tender offer for 38.5 million shares. Please tell us whether you commenced this tender offer. If so, please also tell us the current status of the offering and how you complied with applicable federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ben Borgers